

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Justin Mirro
Chairman and Chief Executive Officer
Kensington Capital Acquisition Corp. IV
1400 Old Country Road, Suite 301
Westbury, New York 11590

>   **Re: Kensington Capital Acquisition Corp. IV**
>   **Registration Statement on Form S-1**
>   **Filed January 20, 2022**
>   **File No. 333-262266**

Dear Mr. Mirro:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed January 20, 2022

Cover Page

1.   We note your revised disclosure in response to comment 1. Where you describe the Class 2 warrants as different from a typical blank check company offering, please include a cross-reference, including the page number, to your discussion of the reasons for this structure.

Summary
Manner of conducting redemptions, page 34

2. You state that one reason for the structure of your offering is to maximize the cash available to you following the business combination. Please expand your discussion to address the possibility that the cash proceeds available to you could be severely reduced if shareholders redeem their Class A ordinary shares and forfeit the Class 2 warrants, such that you may not realize the benefit you describe of maximizing the cash available to you after the business combination. Further, please explain that warrant holders may elect not to exercise their warrants if the exercise price is higher than the price of the underlying shares, which could also negatively impact your cash position and prevent you from realizing the benefit you describe.

3. You state that a second reason for structuring the offering in the manner you have is to minimize dilution because it "may reduce the total number of warrants outstanding, as compared to a structure in which one unit consists of one share and one full warrant...." Please explain further how issuing two full warrants in this instance would minimize dilution as compared to a structure in which only one warrant were issued or revise your disclosure as applicable.

Exhibits
Exhibit 5.1, page II-3

4. We note the statement in Exhibit 5.1, the legal opinion, that an affiliate of a partner of Hughes Hubbard & Reed LLP owns limited liability company interests in the Sponsor. Please revise the registration statement to include disclosure, including risk factor disclosure, as appropriate, regarding this statement.

5. We note the statement in Exhibit 5.1 that the opinion "is furnished to you in connection with the filing of the Registration Statement and is not to be used, circulated, quoted or otherwise relied upon for any other purposes." Please have counsel revise the legal opinion to remove this statement as purchasers of the securities in the offering are entitled to rely on the opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Chuck Samuelson